Exhibit 99.1

Kamada Announces Resolution the Labor Strike at the Company’s Manufacturing Facility in Israel; A New, Eight-Year Collective Agreement Signed

REHOVOT, Israel – July 15, 2022 -- Kamada Ltd. (Nasdaq: KMDA) (KMDA.TA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, announced today that the Company, the Employees’ Union of Kamada’s Beit Kama production facility in Israel, and the Histadrut - General Federation of Labor in Israel, signed a new collective agreement detailing the understandings reached between the parties. The agreement will be effective through the end of 2029, while certain economic terms may be renegotiated by the parties following the lapse of the first four years of the term of the agreement.

The previously disclosed labor strike has ended, and the unionized employees have now returned to work at the Beit Kama production facility.

The strike had no impact on the availability of the Company’s commercial products. However, as previously indicated, the Company’s second quarter financial results are expected to be negatively affected by a one-time loss associated with the effect of the work-stoppage at the Israeli plant.

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2028. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding the Company’s second quarter financial results which are expected to be negatively affected by a one-time loss associated with the effect of the work-stoppage. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, those risk factors set forth in Kamada’s Form 20-F for the period ended December 31, 2021, including specifically the risk factor in the Form 20-F entitled: “We have entered into a collective bargaining agreement with the employees' committee and the Histadrut (General Federation of Labor in Israel), and we have incurred and could in the future incur labor costs or experience work stoppages or labor strikes as a result of any disputes in connection with such agreement.” The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com